Working together to provide unique products that improve patient care



2023 Annual Report

CUMBERLAND® PHARMACEUTICALS



2023 Highlights

Delivering Our Products to New Patients

May | Caldolor® Newborn Indication & Study Publication

The FDA approved expanded labeling for our Caldolor product, an intravenously delivered formulation of ibuprofen, to include use in infants. The non-narcotic agent may now be administered for the treatment of pain and fever in patients 3 to 6 months of age. With this newly approved labeling, Caldolor is the only non-opioid product approved to treat pain in infants that is delivered through injection.

We also shared the positive results from a clinical study investigating the safety and pharmacokinetics of Caldolor in newborns, published in the journal *Pediatric Drugs*. The results of the study support the growing body of evidence that demonstrates Caldolor is a safe therapeutic option available to practitioners for the treatment of fever and pain in infants, children and adults.

June | Expanded Oncology Sales Division

We expanded our oncology sales division as we work to deliver our newest brand Sancuso® – to help cancer patients tolerate their chemotherapy treatments. Sancuso is the first and only FDA-approved prescription patch for the prevention of nausea and vomiting in patients receiving certain types of chemotherapy.

October | New Vibativ® Pediatric Study Publication

We announced a new publication in *Antimicrobial Agents and Chemotherapy* detailing the results of the first clinical study investigating the safety and pharmacokinetics of our Vibativ product in children 2 to 17 years of age. Vibativ is an intravenous antibiotic approved by the FDA for the treatment of hospital-acquired and ventilator-associated bacterial pneumonia, as well as complicated skin and skin structure infections caused by certain gram-positive bacteria. The results of the study suggest that a single dose of Vibativ is safe in children and they experience reduced exposure to Vibativ, compared with the same body weight-based dosing in adults.



To Our Shareholders, Employees & Partners:

In many ways 2023 was a building year for Cumberland, as we continued to integrate our newest products, while also delivering several significant achievements.

During the year we took a fresh look at our mission statement and refined it to better capture the spirit of what we do each day at Cumberland. Our mission is now: **working together to provide unique products that improve the quality of patient care.**

In designing this statement, we considered several factors.

First, we wanted our mission to address the constituencies we serve, which include patients in need of care, as well as health care providers, our employees, shareholders, partners and community.

We also sought to reflect Cumberland's culture, where teamwork is prized, emphasized and expected – in order to achieve our goals.

Next, it needed to demonstrate our focus on developing, acquiring and distributing differentiated brands.

And finally, we wanted to emphasize that the patient is at the core of everything we do. Our collective efforts are directed at providing unique products that serve as better alternatives for poorly met medical needs.

Now, as we report on the progress we made throughout 2023, we are pleased to share a few exciting updates including the growth opportunities for our portfolio of branded medicines.

Following the FDA's approval to expand the labeling for Caldolor, our non-narcotic agent may now be administered for the treatment of pain and fever in patients 3 to 6 months of age. This expanded use was further supported by the publication of positive results from a clinical study investigating the safety and pharmacokinetics of Caldolor in newborns. We are thrilled to extend Caldolor's labeling for these youngest of patients.

Additionally, we shared the results of the first pediatric study investigating the safety and pharmacokinetics of our Vibativ product. The results suggest that a single dose of Vibativ can be safely administered to children to fight certain serious skin and lung infections.

Meanwhile, we completed the expansion of our oncology sales division as we work to deliver our newest brand, Sancuso, to cancer patients.

As we remain focused on delivering our products to patients within the U.S., we continue to work with our partners in their efforts to register and launch Vibativ in several international markets, which should provide significant future catalysts for the brand.

We also continue to progress our pipeline of innovative products designed to improve patient care and patients' quality of life. Our ifetroban product candidate is being evaluated in a number of Phase II clinical trials for patients with a series of unmet medical needs.

It has now been dosed in nearly 1,400 subjects and has been found to be safe and well tolerated in those individuals. We look forward to sharing the results from these studies as they emerge and then deciding on the best development path for the product, which we believe has the potential to benefit many patients.

We remain committed to fulfilling our newly refined mission by building a portfolio of specialty pharmaceutical brands, which we do by maximizing the potential of our commercial brands, progressing our pipeline and also pursuing select acquisitions.

All the best,

A.J. Kazimi
Chairman and Chief Executive Officer



Products to enhance patients' lives

For more information on Cumberland's approved products, including safety and full prescribing information, please visit links to the individual product websites, which can be found on our corporate website, **www.cumberlandpharma.com.**

Addressing unmet medical needs through our product portfolio

With a focus on underserved, specialty markets, including hospital acute care, gastroenterology and oncology, we develop and acquire medicines that are designed to offer distinct advantages over prior treatments.

Our portfolio of FDA-approved brands is supported through our hospital, field, and oncology sales divisions along with our national accounts and field-based medical teams across the United States.

Our commercial product line includes the brands shown below.


Kristalose®
(lactulose)
For Oral Solution
CUMBERLAND
20 Grams
Single Dose Packet

IV ACETADOTE®

(acetylcysteine) An injection used for the treatment of acetaminophen poisoning, which is the leading cause of drug toxicity in the U.S.

KRISTALOSE®

(lactulose) The only branded prescription laxative product that combines the established safety and efficacy of lactulose with the convenience and portability of a pre-measured dose

Sancuso®

(granisetron) The first and only FDA-approved prescription patch that prevents nausea and vomiting in patients receiving certain types of chemotherapy treatment

CALDOLOR®

(ibuprofen) The first injectable therapy approved in the U.S. for the treatment of both pain and fever

Vaprisol®

(conivaptan) The first and only intravenously administered vasopressin receptor antagonist, which is used to raise serum sodium levels in hospitalized patients with euvolemic and hypervolemic hyponatremia

VIBATIV®

(telavancin) An injection used for the treatment of certain serious bacterial infections, including hospital-acquired and ventilator-associated bacterial pneumonia, as well as complicated skin and skin structure infections

Building a Pipeline of Differentiated Products

In addition to our portfolio of FDA-approved brands, we continue to advance our pipeline of new product candidates. All part of our ifetroban program, our development candidates have the potential to help multiple patient populations and are designed to treat conditions for which there is currently no FDA-approved pharmaceutical treatment.

Our Pipeline Includes:

Preclinical	IND	Phase I	Phase II	Phase III	NDA

Dyscorban®

An oral capsule to treat cardiomyopathy associated with duchenne muscular dystrophy (DMD), a fatal, genetic neuromuscular disease

The FDA has cleared the Investigational New Drug (IND) application for this program and a Phase II clinical trial in DMD patients has been initiated, with enrollment advancing.

The FDA has also provided grant awards of over $1 million to support this study.

Vasculan®

An oral capsule to treat systemic sclerosis (SSc), also known as scleroderma, a rare, debilitating autoimmune disorder that results in a thickening of the skin and internal organs

With FDA clearance of our IND, this Phase II study in SSc patients is well underway.

We are also developing an oral capsule to treat idiopathic pulmonary fibrosis (IPF), the most common form of progressive fibrosing interstitial lung disease

Following FDA clearance of our IND, we are in the process of initiating our Phase II study in IPF patients in centers of excellence across the U.S.



Cumberland Emerging Technologies

A collaboration to advance biomedical innovation

The U.S. leads the world in biomedical innovation, including the development of new medicines. To create a long-term product pipeline and also help build the local biomedical industry, we formed Cumberland Emerging Technologies (CET). As a majority owned subsidiary of Cumberland Pharma, CET helps inventor scientists and life science companies develop health care solutions and provides needed support to advance these solutions toward the commercial marketplace.

CET represents a joint initiative between Cumberland Pharmaceuticals, Vanderbilt University, Launch Tennessee – a state-supported network created to empower Tennessee's entrepreneurial ecosystem – and WinHealth Pharmaceuticals – our international partner.

At CET we team with academic research groups and support the development process for selected projects, providing critical expertise on intellectual property, regulatory, manufacturing and marketing issues essential to the successful development of new biomedical products.

CET partners with several major academic research institutions, led by joint activities with Vanderbilt University and the Vanderbilt Medical Center. Together we work to identify early-stage biomedical research opportunities and develop the resulting new biopharmaceutical product candidates to improve patient care.

CET has also established and manages the Nashville Life Sciences Center, which serves as an incubator for Middle Tennessee's emerging biomedical industry.

The Life Sciences Center provides offices, laboratory space, and equipment to early-stage companies looking to develop their technologies and products. We maintain the Cumberland Pharmaceuticals formulation and testing laboratory at the CET Life Sciences Center.

Nearly 30 life science companies exist today because of CET, including a vibrant group of current tenants at the Life Sciences Center as well as a growing number of successful graduates.



Providing Medicines to Patients Around the World

A look at our key international partnerships

To provide for the availability of our products, we have established a network of distribution partners. Our international partners are responsible for registering and commercializing select Cumberland products, allowing us to provide our unique medicines to better the quality of patient lives in their countries.

Bringing our medicines to patients throughout the world through a growing network of distinguished international partners



Tennessee
Cardinal Health Inc. provides warehousing, shipping and other distribution support for our products in the U.S.

Mexico
PiSA Pharmaceutical is our commercial partner for Caldolor.

Saudi Arabia and Jordan
Tabuk Pharmaceutical Manufacturing Company is our commercial partner for Vibativ.

Australia
Phebra Pty Ltd. is our commercial partner for Acetadote and Caldolor.

India
Sandor Medicaids Pvt. Ltd. is our commercial partner for Caldolor.

Russia and CIS
R-Pharm JSC is our commercial partner for Vibativ.

South Korea
D.B. Pharm Korea Co. Ltd. is our commercial partner for Caldolor and Vibativ.

China
WinHealth Pharma Group is our commercial partner for Caldolor and Acetadote, and an investor in Cumberland Emerging Technologies.

SciClone Pharmaceuticals is our commercial partner for Vibativ.


VIBATIV®
(telavancin) for injection
VIBATIV
WHEN YOUR NEXT STEP IS CRITICAL
The once-daily antibiotic infusion with a dual mechanism of action indicated for MRSA and MSSA
CUMBERLAND®
PHARMACEUTICALS

Sustainability 2023 At a Glance

ENVIRONMENT

Supplies
Contracted with third-party companies for the manufacturing, packaging and warehousing of our products

Waste
Ensured strict guidelines and processes for the safe, permanent disposal of all unused product

Returns
Received and disposed of **5,891** pounds of damaged and expired products

SOCIAL
Community Involvement

Cumberland Pharma Foundation
Contributed to Denver Health, Loyola University, Tennessee State Museum, American Heart Association, Tennessee Historical Society, Belmont University & University of Mississippi

Sponsorships
Nashville Health Care Council's Wall Street's View of Healthcare Event

Associations
- Nashville Health Care Council
- Life Science Tennessee
- Nashville Chamber of Commerce

Life Sciences Center
Provide a lab and incubator to help build the biomedical industry in our area

SOCIAL
Employees

Male – 56%
Female – 44%

Minorities – 15%

Ages
6.5% below 30
27.5% between 30 & 50
66% over 50

Turnover – 19.1%

Additions – 20%

Career Development Program
Available to all corporate employees

Cumberland Academy
Provides industry training for corporate employees

Tenures
35% @ 5 or more years
25% @ 10 or more years
10% @ 15 or more years

Training
Average **$4,000** per full-time employee

Work-related injuries
None

SOCIAL
Patients

Provided **3 million doses** of our products to patients

Drug Safety Results
- No products listed in the FDA' s MedWatch Safety Alerts
- No products recalled

Patient AffordAbility
We cover up to **71% of patient Rx costs** through coupons for our GI brand

Clinical Trials Safety
No trials terminated due to failure to practice good clinical standards

Advocacy Groups Supported
- Muscular Dystrophy Association
- Parent Project Muscular Dystrophy

GOVERNANCE
Board

Independent – 7 of 8

Tenure – Average 9.8 years

Age – Average 66 years

Male/ Female – 6/1

Turnover – None

Board Meeting Attendance
100%

Standing Committee Attendance
100%

GOVERNANCE
Government Relations

Cumberland Health & Wellness PAC
Supports candidates, elected officials and relevant legislation

GOVERNANCE
Compliance

Code of Conduct
Establishes guidelines for all Board members and employees

Ethical Marketing
No government judgments, decrees or fines

Health Care Professionals
All reports regarding relations filed on time

Selected Financial Data

Our strategy involves maximizing the potential of our existing brands while continuing to build a portfolio of unique, differentiated products. The result of these efforts has strengthened our market presence, diversified our revenue stream and delivered positive cash flow from operations in 2023.

(dollars in thousands except per share data)	2019	2020	2021	2022	2023
Net Revenues	$47,553	$37,441	$35,985	$42,011	$39,553
Less Total Expenses	51,091	40,780	39,493	47,661	45,884
Net Income (Loss)	(3,538)	(3,339)	(3,508)	(5,650)	(6,331)
Cash Flow from Operating Activities	3,056	5,415	6,342	8,453	6,094
Total Assets	104,549	96,463	84,460	92,925	81,776
Total Liabilities	53,464	49,590	41,858	56,951	52,516
Total Equity	51,085	46,873	42,602	35,974	29,260

Reconciliation of Net Income (Loss) Attributable to Common Shareholders to Adjusted Earnings and Adjusted Diluted Earnings Per Share [1] (Unaudited)

(dollars in thousands except per share data)	2019	2020	2021	2022	2023
Net Income (Loss) from Continuing Operations	($3,538)	($6,625)	($5,597)	($5,650)	($6,331)
Adjustments to Net Income (Loss)					
Income Tax Expense (Benefit)	(79)	56	35	69	46
Depreciation and Amortization	4,404	4,749	4,606	5,328	8,280
Share-Based Compensation	1,486	1,047	742	447	365
Other Adjustments to Net Income [1]	–	440	(1,051)	1,368	(347)
Interest Income	(243)	(75)	(26)	(98)	(287)
Interest Expense	246	263	98	586	668
Adjusted Earnings	($2,276)	($146)	($1,193)	$2,050	$2,394
Adjusted Diluted Earnings per Share	($0.32)	($0.01)	($0.08)	$0.14	$0.17
Diluted Weighted-Average Common Shares Outstanding:	15,764	15,162	14,905	14,809	14,526

(1) The supplemental financial measures are Non-GAAP as defined, the reconciliation of these supplemental measures is above.



Board of Directors



A.J. Kazimi
Chairman
Chief Executive Officer
Cumberland Pharmaceuticals



James R. Jones
Director
Former Managing Partner
KPMG LLP-Nashville



Dr. Gordon R. Bernard
Director
Professor of Medicine
Division of Pulmonary & Critical Care Medicine
Vanderbilt University Medical Center



Kenneth J. Krogulski
Lead Director
Managing Partner and
Chief Investment Officer
Berkshire Asset Management



Martin S. Brown
Director
Attorney of Counsel
Adams and Reese LLP
Former Board Director
Brown-Forman Corporation



Caroline R. Young
Director
Vice President of Partnership Development
Frist Cressey Ventures
Former President
Nashville Health Care Council



Joseph C. Galante
Director
Former Chairman
Sony Music Nashville
Former President
RCA Records

Corporate Information

Stock Listing
NASDAQ Global Select
Market Ticker Symbol: CPIX

Annual Meeting
9:30 a.m. Central Time
Wednesday, April 24, 2024
Cumberland Headquarters
1600 West End Avenue, Suite 1300
Nashville, TN 37203

Independent Registered Public Accounting Firm
Carr, Riggs & Ingram, LLC
3011 Armory Drive, Suite 300
Nashville, TN 37204
(615) 665-1811

Transfer Agent and Registrar
Continental Stock Transfer
& Trust Company
1 State Street, 30th Floor
New York, NY 10004
(800) 509-5586
(212) 509-4000
cstmail@continentalstock.com

Forward-Looking Statements
This annual report includes forward-looking statements regarding expected future results of the company. A variety of factors could cause actual results to differ materially from expected results. Please see the risk factors more fully described in our Annual Report on Form 10-K for the year ended December 31, 2023, which is filed with the U.S. Securities and Exchange Commission.

Company Headquarters
Cumberland Pharmaceuticals Inc.
1600 West End Avenue, Suite 1300
Nashville, TN 37203
Phone: (615) 255-0068
Toll Free: (877) 484-2700
Fax: (615) 255-0094

CUMBERLAND®
PHARMACEUTICALS